SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces the Payment of Interim Dividend and Interest on Own Capital" dated on April 23, 2007.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the Payment of Interim Dividend and Interest on Own Capital

April 23, 2007 (02 pages)
For more information, contact:
Daniel de Andrade Gomes
TELESP, São Paulo - Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; April 23, 2007) – The Management of Telecomunicações de São Paulo S. A. –Telesp (NYSE: TSP; BOVESPA: TLPP) announces to its Shareholders that will start on May 28, 2007 the payment related to IOC and Dividends according to Company’s resolutions taken on Meetings held on December 18, 2006; March 29, 2007; and April 18, 2007 already announced to the market, as follows:

I – INTEREST ON OWN CAPITAL APPROVED ON DECEMBER 18, 2006.

Payment of Interest on Own Capital in accordance with the resolutions taken by the Board of Directors at the Meeting held on December 18, 2006, granted to the holders of common and preferred shares registered as so in the Company’s Shareholders registry book by the end of the day on December 28, 2006 and according to the shareholders announcement published on December 19, 2006. The total amount is R$120,000,000.00 (one hundred twenty million reais) and after withholding the income tax of 15%, its net amount is R$102,000,000.00 (one hundred and two million reais), according to the table below:

	Immune or		Taxed Legal Entities
Amount per share: R$	Exempt Legal	Withholding tax (15%)	and Individuals (net
	Entities (gross		value)
	value)

Common Shares	0.222401502585	0.033360225387	0.189041277198

Preferred Shares(*)	0.244641652844	0.036696247926	0.207945404918

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

In accordance with the article 29 of the Company’s bylaws, with the article 9 of the Law #9249/95 and Item V of Instruction #207/96 of the Comissão de Valores Mobiliários said Interest on Own Capital was charged, based on its net amount, to the mandatory minimum dividend related to the respective fiscal year in which it was declared (2006).

II – INTERIM DIVIDEND APPROVED ON MARCH 29, 2007.

Payment of Interim Dividend in accordance with the resolutions of the General Shareholders Meeting held on March 29, 2007, granted to the holders of common and preferred shares registered as so in the Company’s Shareholders registry book by the end of the day on March 29, 2007 and according to the shareholders announcement published on March 30, 2007. The total amount is R$705,631,863.34 (seven hundred and five million, six hundred and thirty one thousand, eight hundred and sixty three reais and thirty four cents), according to the table below:

Type of Shares	Common	Preferred(*)

Value per share: R$	1.307779888993	1.438557877892

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

III – INTEREST ON OWN CAPITAL APPROVED ON APRIL 18, 2007.

Payment of Interest on Own Capital in accordance with the resolutions taken by the Board of Directors at the Meeting held on April 18, 2007, granted to the holders of common and preferred shares registered as so in the Company’s Shareholders registry book by the end of the day on April 30, 2007 and according to the shareholders announcement published on April 19, 2007. The total amount is R$221,000,000.00 (two hundred twenty one million reais) and after withholding the income tax of 15%, its net amount is R$187,850,000.00 (one hundred eighty seven million, eight hundred fifty thousand reais), according to the table below:

	Immune or		Taxed Legal Entities
Amount per share: R$	Exempt Legal	Withholding tax (15%)	and Individuals (net
	Entities (gross		value)
	value)

Common Shares	0.409589433928	0.061438415089	0.348151018839

Preferred Shares(*)	0.450548377321	0.067582256598	0.382966120723

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

In accordance with the article 29 of the Company’s bylaws, with the article 9 of the Law #9249/95 and Item V of Instruction #207/96 of the Comissão de Valores Mobiliários said Interest on Own Capital was charged, based on its net amount, to the mandatory minimum dividend related to the respective fiscal year in which it was declared.

IV - INCOME TAX WITHHOLDING

1 – Dividends

Pursuant to the current legislation, dividends are exempt of Income Tax Withholding, according to Law #9249/95.

2 – Interest on Own Capital

The Interest on the Company’s Net Worth are subject to a withhold of 15% income tax. The Immune or Exempt Legal Entities that present proof of such condition within the established deadline will not be subject to the income tax withholding.

V - PAYMENT

1.	Credit to the Brazilian bank account specified by the shareholder.

2.	Shareholders participating in the Stock Exchanges Custody Program will receive through Broker Dealers.

3.	Directly at branches of Banco Real.

VI - ADDITIONAL INFORMATION

Dividends not claimed within the period of three years after the date of the beginning of the payment will be forfeited in favor of the company (Federal Law #6404 of December 15, 1976, Article 287, II, a).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	April 23, 2007	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director